WILLIAM R. GURTIN
CEO, CIO, Managing Director

440 Stevens Avenue, Suite 260
Solana Beach, CA 92075

T: 858.436.2200
F: 858.436.2201
bgurtin@gurtin.com

Chicago | San Diego
Toll free: 866.606.2221
www.gurtin.com

October 28, 2014

Mr. Stacey E. Hong, President
Forum Funds II
Three Canal Plaza, Suite 600
Portland, Maine 04101

RE: Contractual Waivers and Reimbursements

Dear Mr. Hong:

Pursuant to this Expense Limitation Agreement (the "Agreement"), Gurtin Fixed Income Management, LLC (the "Adviser") agrees to reduce its investment advisory fee and reimburse expenses as necessary to ensure the total annual operating expenses (excluding all taxes, interest, portfolio transaction expenses, acquired fund fees and expenses, proxy expenses and extraordinary expenses) for the Gurtin National Municipal Value Fund and the Gurtin California Municipal Value Fund (the "Funds"), each a series of the Forum Funds II (the "Trust"), do not exceed 0.60% and 0.85% of each Funds' average daily net assets for Institutional Shares and Investor Shares, respectively, through January 28, 2016. This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Funds.

This Agreement is made and to be performed principally in the states of California and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

This agreement can only be terminated or amended with the consent of the Trust's Board of Trustees and will automatically terminate concurrent with the termination of the advisory agreement between the Adviser and the Trust with respect to the Funds. Unless otherwise amended or terminated, this agreement will terminate on January 28, 2016.

Very Truly Yours,
Gurtin Fixed Income Management, LLC

By: /s/ William R. Gurtin
Name: William R. Gurtin
Title: CEO, CIO, Managing Director